CONTACT:

Dee Ann Johnson
(412) 456-4410


                                                      FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  July 20, 2005. . . . . Ampco-Pittsburgh Corporation
(NYSE: AP) had sales of $62,347,000 and $121,241,000 for the three and six months ended June 30, 2005, respectively, against sales of $53,646,000 and $100,432,000 for the comparable prior year periods. Net income for the three months ended June 30, 2005 and 2004 was $3,146,000 or $0.32 per share and $939,000 or $0.10 per share and for the six months ended June 30, 2005 and 2004 was $4,649,000 or $0.48 per share and $2,247,000 or $0.23 per share, respectively. Income from operations approximated $4,083,000 and $6,355,000 for the three and six months ended June 30, 2005 against $1,571,000 and $3,193,000 for the comparable prior year periods.

   Operating income in the quarter for the Forged and Cast Rolls segment increased as shipments and prices improved as a result of greater demand from steel producers throughout the world. In addition, the segment finalized its 2004 flood-related business interruption insurance claim recording income of $1,717,000 in the quarter for a six month total of $2,320,000. Although sales for the Air and Liquid Processing group were essentially flat compared to the same quarter in the prior year, earnings were lower as demand, in particular for air handling equipment, remained poor.

   Operating results of the Corporation for the remainder of the year are expected to strengthen as the sales and margins of the Forged and Cast Rolls segment increase; however, the improvement will be lessened by a reduction in expected earnings of the Air and Liquid Processing group.


                                   # # #





                       AMPCO-PITTSBURGH CORPORATION
                             FINANCIAL SUMMARY



                          Three Months Ended June 30, Six Months Ended June 30,
                               2005        2004          2005        2004


Sales                    $ 62,347,000 $ 53,646,000    $121,241,000  $100,432,000


Income from operations      4,083,000    1,571,000       6,355,000     3,193,000
Other (expense) income-net   (108,000)      86,000        (255,000)      268,000

Income before income taxes  3,975,000    1,657,000       6,100,000     3,461,000
Income tax provision          829,000      718,000       1,451,000     1,214,000

Net income               $  3,146,000 $    939,000    $  4,649,000  $  2,247,000


Earnings per common share:
 Basic                   $       0.32 $       0.10    $       0.48  $       0.23
 Diluted                 $       0.32 $       0.10    $       0.47  $       0.23